UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Borderfree, Inc.

(Name of Subject Company)

Borderfree, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

09970L100

(CUSIP Number of Class of Securities)

Michael A. DeSimone

Chief Executive Officer

Borderfree, Inc.

292 Madison Avenue, 5th Floor

New York, New York 10017

(212) 299-3500

With copies to:

Mark J. Macenka

Joseph C. Theis, Jr.

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Borderfree, Inc., a Delaware corporation (“Borderfree”). The Schedule 14D-9 relates to the tender offer by BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pitney Bowes International Holdings, Inc. (“PBIH”), a Delaware corporation and a subsidiary of Pitney Bowes Inc., a Delaware corporation (“Parent” and together with Purchaser and PBIH, the “Offerors”), to purchase all of the issued and outstanding Shares at a purchase price of $14.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on May 12, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.     ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Cautionary Statement Regarding Forward-Looking Statements”:

Expiration of the Offer

At 12:00 midnight, New York City time, on June 9, 2015 (one minute after 11:59 p.m., New York City time, on June 9, 2015), the Offer expired as scheduled and was not extended. Purchaser was advised by the Computershare Trust Company N.A., the depositary for the Offer, that, as of the Expiration Date, a total of 30,775,882 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 95% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 181,852 Shares, representing approximately 0.5% of the currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As the final step of the acquisition process, Borderfree, Parent and Purchaser effected the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser was merged with and into Borderfree, with Borderfree continuing as the surviving corporation. At the Effective Time, each Share then outstanding was converted into the right to receive the Offer Price, without interest, less any applicable withholding of taxes, except for (i) Shares then held by Borderfree as treasury stock or held by Purchaser that were accepted for payment by Purchaser in the Offer, which Shares were canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor; and (ii) Shares held by any stockholders who properly demanded appraisal of such Shares pursuant to Section 262 of the DGCL in connection with the Merger as described above in this Item 8 under the heading “Notice of Appraisal Rights”.

The Shares will be delisted and will cease to trade on NASDAQ.

On June 10, 2015, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

ITEM 9.     EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Exhibit No.	Exhibit	Incorporated by Reference
		Form	File Date	Exhibit or File No.

(a)(9)	Press Release issued by Pitney Bowes Inc., dated June 10, 2015.	Schedule TO	6/10/2015	(a)(5)(C)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BORDERFREE, INC.

Dated: June 10, 2015	By:	/s/ Michael A. DeSimone
	Name:	Michael A. DeSimone
	Title:	Chief Executive Officer

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